October 1, 2010

Daniel J. Starks
Chairman, President, and Chief Executive Officer
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

>   **Re: St. Jude Medical, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 2, 2010**
>   **Filed March 2, 2010**
>   **File No. 1-12441**
>   **Response Letter Dated September 28, 2010**

Dear Mr. Starks:

    We refer you to our comment letter dated September 15, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Martin James
       Senior Assistant Chief Accountant
       Division of Corporation Finance